

May 12, 2026

Koon Kiat Sze
Chief Executive Officer
SKK Holdings Ltd
27 First Lok Yang Road
Singapore 629735

      Re: SKK Holdings Ltd
           Registration Statement on Form F-3
           Filed May 05, 2026
           File No. 333-295547

Dear Koon Kiat Sze:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc: R. Joilene Wood